SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Results of Disposal of Treasury Stock

Details of disposal

(Unit: KRW, share)

Date	Type of shares	Number of shares		Disposal price per share(1)	Total amount of disposal	Commissioned securities brokerage firm(2)
		Ordered	Disposed			Name	Registered Number
March 30, 2007	Registered Common Stock	16,645	16,645	42,200	702,419,000	—	—
Total	Registered Common Stock	16,645	16,645	42,200	702,419,000	—	—

(1)	The disposal price per share is based on the closing price on March 30, 2007, the date of the disposal.
(2)	Not applicable as the shares were disposed in the over-the-counter market.

Details of holdings after disposal

As of March 30, 2007	(Unit: KRW million, share, %)

Type of shares	Direct holdings (A)			Holdings through trust contract (B)			Total (A + B)
	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount
Registered common stock	70,256,407	25.13	3,732,977	1,259,170	0.45	100,000	71,515,777	25.58	3,832,977
Total	70,256,407	25.13	3,732,977	1,259,170	0.45	100,000	71,515,777	25.58	3,832,977

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director